Marathon Petroleum Corporation (MPC)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278
Marathon Petroleum shareholder since 2015

Vote for both Simple Majority Vote Proposals, Proposals 5 and 7
Vote against Mr. Charles Bunch, Chair of the Corporate Governance Committee

There is no need to emphasize the importance of Simple Majority voting provisions, the topics of Proposals 5 and 7 in the 2023 proxy because 99% of Marathon Petroleum shareholders, who voted at the 2022 MPC annual meeting, voted in favor of Simple Majority voting provisions.

The problem is that in order to adopt the topic of Proposals 5 and 7 – 80% of all MPC shares outstanding must approve.

The problem is that only 70% of MPC shares outstanding typically vote at the MPC annual meeting.

The problem is that Mr. Charles Bunch, Chair of the Corporate Governance Committee and retired Chairman and CEO of PPG Industries, apparently does not care to try to increase the necessary shareholder vote turnout.

Under proposal 5 in the current 2023 annual meeting proxy there is no mention of even a baby step effort to increase the shareholder vote turnout so that Marathon Petroleum can show that it cares when 99% of its shareholders vote in favor of an important topic at the annual meeting.

Votes for Proposals 5 and 7 and against Mr. Bunch can send a message to the Board and management to make a serious effort to increase MPC shareholder vote turnout.

Vote for both Simple Majority Vote Proposals, Proposals 5 and 7
Vote against Mr. Charles Bunch, Chair of the Corporate Governance Committee

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.